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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     NELLCOR PURITAN BENNETT INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                             NPB ACQUISITION CORP.
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  640275 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ROGER A. KELLER, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               MALLINCKRODT INC.
                            7733 FORSYTH BOULEVARD
                        ST. LOUIS, MISSOURI 63105-1820
                                (314) 854-5200

                                   COPY TO:

                             JAMES C. MORPHY, ESQ.
                              SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
                                (212) 558-4000
          (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

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
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
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
              $1,887,605,489.28                                 $377,521.10

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* For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 63,687,307 shares of Common Stock, par value $.001 per share, issued and outstanding as of July 25, 1997, according to the Subject Company, (ii) 7,143,162 options on the Common Stock issued and outstanding as of July 25, 1997 according to the Subject Company, with an average exercise price of $18.81, and (iii) the maximum number of shares of Common Stock issuable under the Subject Company's 1995 Employee Stock Participation Plan, with the purchase price under such plan assumed by the Subject Company to be $15.30.
** 1/50 of 1% of the transaction value.

[_]Check box if any part of the fees is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount previously paid: Not applicable
  Filing party: Not applicable
  Form of registration number: Not applicable
  Date filed: Not applicable

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                               Page 1 of 4 Pages
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ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Nellcor Puritan Bennett Incorporated, a Delaware corporation (the "Company"), and the address of its principal executive offices is 4280 Hacienda Drive, Pleasanton, California 94588.

  (b) The class of securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and together with the Common Stock, the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit 1 is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Mallinckrodt Inc., a New York corporation ("Purchaser"), and of NPB Acquisition Corp., a Delaware corporation (the "Merger Sub") and a direct wholly owned subsidiary of Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A hereto and incorporated herein by reference.

  (e); (f) During the last five years, neither the Merger Sub nor Purchaser, nor, to the best of Purchaser's knowledge, any of the directors or executive officers of the Merger Sub or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introductory Section and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference. See Exhibit 10.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

                               Page 2 of 4 Pages

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introductory Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. Purchaser is subject to the periodic reporting requirements of Section 13(a) of the Exchange Act. The financial statements of Purchaser set forth in Item 8 of Purchaser's Annual Report on Form 10-K for the year ended June 30, 1996 and in Item 1 of Purchaser's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, are hereby incorporated by reference, which reports may be obtained from the Securities and Exchange Commission in the manner set forth with respect to information concerning the Company in Section 8 of the Offer to Purchase and should also be available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 10. ADDITIONAL INFORMATION.

  (a)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (1)    Offer to Purchase, dated July 29, 1997.
  (2)    Letter of Transmittal with respect to the Shares.
  (3)    Form of letter, dated July 29, 1997, to brokers, dealers, commercial banks, trust companies and nominees.
  (4)    Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.
  (5)(a) Press Release, dated July 23, 1997.
  (5)(b) Press Release, dated July 29, 1997.
  (6)    Form of newspaper advertisement, dated July 29, 1997.
  (7)    Notice of Guaranteed Delivery.
  (8)    IRS Guidelines to Substitute Form W-9.
  (9)    Merger Agreement, dated as of July 23, 1997, among the Company, Purchaser and the
         Merger Sub.
 (10)    Credit Agreement, dated as of July 23, 1997, among Purchaser, the Lenders listed therein, Morgan Guaranty Trust Company of New York, as Administrative Agent,
         Goldman Sachs Credit Partners L.P., as Syndication Agent, and Citibank, N.A., as
         Documentation Agent.
 (11)    Confidentiality Agreement, dated June 3, 1997, between Purchaser and the Company.


                               Page 3 of 4 Pages
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1997

                                          Mallinckrodt Inc.

                                                    /s/ C. Ray Holman
                                          By: _________________________________
                                             Name:C. Ray Holman
                                             Title:Chairman and Chief
                                             Executive Officer

                                          NPB Acquisition Corp.

                                                    /s/ C. Ray Holman
                                          By: _________________________________
                                             Name:C. Ray Holman
                                             Title:Chairman and Chief
                                             Executive Officer

                               Page 4 of 4 Pages